UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2010
001-33444
(Commission File Number)

Eurand N.V.
(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     On December 1, 2010, Eurand N.V. (the “Company”) and Axcan Holdings Inc., a Delaware corporation (“Axcan”) announced in a joint press release (the “Joint Press Release”) that the Company, Axcan Pharma Holding B.V., a private limited liability company organized under the laws of The Netherlands (“Buyer”), and Axcan, entered into a Share Purchase Agreement pursuant to which Buyer will commence a cash tender offer to acquire all outstanding ordinary shares, par value €0.01 per share, of the Company at a price per share equal to $12.00. A copy of the Joint Press Release is included as Exhibit 99.1 to this report and is incorporated in this report by reference.
     The Company held a conference call regarding the Joint Press Release on December 1, 2010. A copy of the transcript of the conference call is included as Exhibit 99.2 to this report and is incorporated in this report by reference.

EXHIBIT INDEX

Exhibit #	Description

99.1	Joint Press Release of Eurand N.V. and Axcan Holdings Inc., dated December 1, 2010.

99.2	Transcript of conference call relating to the Joint Press Release of Eurand N.V. and Axcan Holdings Inc., dated December 1, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 1, 2010

EURAND N.V. (Registrant)
By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer and Secretary